[redacted]

07020709

file 82-2783

RECEIVED

07 JAN 31 A 10:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682.6205
Website: www.formcap.com

SUPPL

Formation Finalizes Sale of Big Creek Tailings Facility

Vancouver, B.C., January 23, 2007 - In a transaction that is designed to simultaneously bolster Idaho's economy and reduce impacts to the environment, **Formation Capital Corporation (the "Company", FCO-TSX)** announced today that it has concluded the sale of a tailings facility in North Idaho to Sterling Mining Company (Sterling).

Under the terms of agreement, Sterling paid Formation's wholly owned subsidiary, Essential Metals Corporation, (EMC) US $4.5 million for the Big Creek tailings facility in Shoshone County. Sterling also conveyed to EMC ownership of 16 acres of land near the facility. Sterling's final payment of US $3.9 million has now been made.

"We're fortunate because this transaction is not only good news for both companies, it's good news for the Idaho economy, workers and the environment," Bill Scales, President of Formation Capital, U.S., (Formation) said from his Salmon, ID office. "Sterling needs a tailings facility for its future operations at the Sunshine Silver Mine, and this facility is well-suited for their needs. At the same time, the environmental impact is reduced because Sterling won't have to build that capacity. The local communities stand to benefit from these operations."

The tailings facility was part of EMC's Big Creek Hydrometallurgical Complex located east of Kellogg, ID. EMC remains the owner and operator of the Complex, which includes the Sunshine Precious Metals Refinery, the SXEW copper refinery, the hydrometallurgical plant, the concentrate loading and unloading facility and the associated land package and buildings.

Formation is also developing the Idaho Cobalt Project in Lemhi County. Once permitted and in operation, the cobalt mine will ship its concentrates to the Big Creek Complex for further processing. The U.S. Forest Service is expected to release the draft Environmental Impact Statement on the Idaho Cobalt Project in the near future. "All of these things work together for the benefit of Idaho," Scales said. "The transfer of the tailings facility to Sterling helps both companies. As well, our ability to mine cobalt in Idaho and do the processing in this state is also a plus."

Formation Capital Corporation is a mineral exploration, development and refining company with assets concentrated in the state of Idaho. It owns the Idaho Cobalt Project, a unique high grade primary cobalt deposit in the final feasibility and permitting stage of development.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
Chairman and C.E.O.

PROCESSED

FEB 02 2007

THOMSON
FINANCIAL

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2
604-682-6229
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com

dlw 1/31

File 82-2783

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

2006 Diamond Drilling on Virgin River Uranium Project Returns Highest Grade Thickness Product to Date

Vancouver, B.C., January 25, 2007 - Formation Capital Corporation (the "Company", FCO-TSX,) is pleased to provide results as reported to the Company by project operator, Cameco Corporation, from the summer 2006 diamond drilling program at the Centennial Zone of the Virgin River Uranium Project, located within the south-central portion of the Athabasca Basin in northern Saskatchewan. The project is a joint venture formed in 1998 between Formation Capital Corporation's wholly owned Canadian subsidiary, Coronation Mines Limited and UEM, jointly owned by Cameco Corporation and by AREVA Resources Canada Inc (formerly COGEMA Resources Inc). Coronation Mines Limited owns 2% of the project with a right of first offer to increase its ownership of the project up to 10% and is carried on the project through to $10 million worth of exploration and development. To date, more than $8.4 million has been spent exploring for a large unconformity-type deposit on the project, consequently resulting in the discovery of the Centennial Zone. The Joint Venture is very encouraged with the exploration results and has approved a budget of $3.3 million for 2007 to continue exploration of the project, an increase of 65% over last year's budget.

The summer 2006 diamond drilling exploration program consisted of four wedge holes (VR020W1, VR022W1, VR-022W2 and VR023W1) and three pilot holes (VR022, 23 and 24) totaling 4,635.9 metres. The program focused on follow-up of the very significant diamond drilling uranium intersections previously reported in the Company's January 6, and September 19, 2006 news releases. These intersections comprise the "Centennial Zone", and according to Cameco, the uranium intersections obtained in the Centennial Zone are the most significant ever encountered along the entire Dufferin / Virgin River Trend in more than 25 years of exploration. Including the results of the 2006 program, the Centennial Zone now displays a minimum apparent strike length of 450 m (from L7+50N to L12+00N) and is open along strike to both the north-northeast and to the south-southwest. The Centennial Zone also displays a minimum across strike width of approximately 12 m on L8+00N and approximately 15 m on L8+50N. The zone contains significant uranium contents (up to 18.39% U_3O_8) over appreciable widths (up to 19.2 m) yielding grade-thickness products (GT) of up to 47.62. A maximum grade of up to 25.6% U_3O_8 over 0.5 m was obtained as portion of the intersection in DDH VR-18W2; thereby clearly demonstrating potential for high grade uranium mineralization. Table 1 is a summary of assay results from the 2006 diamond drilling program:

Table 1: Summary of 2006 Virgin River Centennial Zone Diamond Drill Results

Hole Number		From (m)	To (m)	True Thickness (m)	Maximum Grade (%U3O8)	Average Grade (%U3O8)	GT (m x %)
DDH VR-022		778.7	794.2	15.5	2.81	0.706	10.94
	(includes)	778.7	782.9	4.2	2.81	1.078	4.53
	(includes)	779.6	781.9	2.3	2.81	1.852	4.26
	(includes)	784.5	785.0	0.5	2.13	2.130	1.07
	(includes)	788.3	789.6	1.3	2.63	1.449	1.88
DDH VR-22W2		781.0	800.2	19.2	18.30	2.480	47.62
	(includes)	788.8	794.1	5.3	18.30	5.352	28.37
	(includes)	795.5	797.8	2.3	11.40	6.269	14.42
DDH VR-023		811.0	814.8	3.9	3.18	0.782	3.05
	(includes)	812.5	813.2	0.8	3.18	2.989	2.39
DDH VR-024		820.3	827.5	7.2	6.72	2.630	18.94
	(includes)	821.3	826.5	5.2	6.72	3.629	18.87
		784.5	785.8	1.3	0.32	0.183	0.24
		794.8	810.7	15.9	0.91	0.191	3.04

(cont...)

Note that the grade thickness product in DDH VR-022W2 (GT=47.62) is the highest obtained to date in the Centennial Zone.

The summer 2006 drilling program included the following;

DDH VR-020W1, a wedge hole completed from DDH VR-020, was designed to test the eastern 'across-strike' extent of elevated radioactivity and weak mineralization intersected immediately above the unconformity in DDH VR-020. DDH VR-020W1 intersected favourable alteration and structure in both the Athabasca Group and Virgin River Domain but no significant radioactivity. Both DDH's VR-020 and VR-020W1 are believed to have undershot (to the west) the expected trace of the Centennial Zone.

DDH's VR-022, VR-023 and VR-024, 'pilot' holes collared on L10+00N, L11+00N and L12+00N, respectively, at 185+00E, were designed to test the geophysical conductor system along strike at 100 m intervals to the grid north of previously known mineralization. All three drill holes intersected significant radioactivity (Table 1).

DDH VR-022W2, designed to test across strike continuity of radioactivity encountered in DDH VR-022 also intersected zones of significant radioactivity (Table 1).

DDH VR-023W1 was drilled to test the across strike continuity of radioactivity encountered in DDH VR-023. This drill hole intersected favourable alteration and structure in both the Athabasca Group and Virgin River Domain but did not intersect significant radioactivity.

All uranium assays were carried out by the Saskatchewan Research Council (SRC) of Saskatoon, Saskatchewan. Mr. Dan Jiricka, P.Geo. P.Eng., Senior Geologist for Cameco Corporation is the Qualified Person working directly on the project.

A location map of the project and drill hole location plan map is available on the Company's website at www.formcap.com. Formation Capital Corporation is very pleased with the progress of this program and looks forward to the 2007 drill program, which is expected to recommence before the end of January 2007.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. Formation Capital Corporation trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2
604-682-6229
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com